EXHIBIT 99.4

Management Report on Internal Control over
Servicing of Securitized Credit Card Receivables

Management of Fleet Bank (RI), National Association ("Fleet") is responsible for establishing and maintaining effective internal control over servicing of securitized credit card receivables, which is designed to provide reasonable assurance regarding the proper servicing of securitized credit card receivables. The internal control system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to servicing of securitized credit card receivables. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management of Fleet assessed its internal control over servicing of securitized credit card receivables as of September 30, 2002 in relation to the criteria for effective internal control established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of September 30, 2002, Fleet maintained effective internal control over servicing of securitized credit card receivables.

November 15, 2002

/s/ PATRICK J. COLL
Patrick J. Coll
Chairman and Chief Executive Officer
Fleet Bank (RI), National Association

/s/ PAUL V. STAHLIN
Paul V. Stahlin
Executive Vice President and Chief Financial Officer
Fleet Bank (RI), National Association

/s/ JEFFREY A. LIPSON
Jeffrey A. Lipson
Vice President
Fleet Bank (RI), National Association